UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	OMB APPROVAL
	OMB Number:	3235-0058
FORM 12b-25	Expires:	April 30, 2025
Estimated average burden
	Hours per form	2.50

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-40765

CUSIP NUMBER
02083L208

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Alpine Acquisition Corporation

Full Name of Registrant

N/A

Former Name if Applicable

10141 N. Canyon View Lane

Address of Principal Executive Office (Street and Number)

Fountain Hills, Arizona 85268

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

  (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

  (c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Alpine Acquisition Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (“Form 10-Q”) by the prescribed due date because the Company does not have full-time accounting and administrative staff. As a result, the Company requires additional time to compile and verify the data required to be included in the Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Alex Lombardo	(703)	899-1028
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).		☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the nine months ended September 30, 2022, the Company expects to report net income of $2,415,350, consisting primarily of general and administrative expenses of $1,600,776 and change in the fair value of note payable – related party of $74,039 offset by change in fair value of derivative warrant liability of $3,673,900 and interest income of $448,633. For the period February 8, 2021 (inception) through September 30, 2021, the Company had a net loss of $3,976,737, consisting of general and administrative expenses of $217,426, offering costs allocated to warrant liability of $2,188,378 and change in fair value of derivative warrant liability of $1,571,425, partially offset by interest income of $492.

Alpine Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2022	By:	/s/ Alex Lombardo
Alex Lombardo, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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